Exhibit 99.2
CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO ZYMEWORKS INC. IF PUBLICLY DISCLOSED. INFORMATION THAT HAS BEEN OMITTED HAS BEEN NOTED IN THIS DOCUMENT WITH A PLACEHOLDER IDENTIFIED BY THE MARK
“[…***…]”.
September 17, 2020
VIA E-MAIL
BeiGene, Ltd.
c/o Mourant Ozannes Corporate Services (Cayman) Limited Avenue
94 Solaris Avenue
Camana Bay
Grand Cayman, KY1-1108,
Cayman Islands
Attention: Chairman and Chief Executive Officer
[…***…]1

    Re: Sublicensing Obligations under the […***…]2 Agreement (as defined below)
Dear Mr. Oyler:
As you are aware, Zymeworks Inc. (“Zymeworks”) and BeiGene, Ltd. (“Partner”) are parties to that certain License and Collaboration Agreement relating to ZW49, dated November 26, 2018 (the “Partner Agreement”).
Zymeworks is also a party to a certain Patent License Agreement dated […***…]3 (the “[…***…]4 Agreement”) with […***…]5 (“[…***…]6”), pursuant to which Zymeworks has obtained a license under certain Licensed Patents (as defined below) from […***…]7. This letter (“Letter Agreement”) serves to set forth the terms and conditions under which the Licensed Patents may be included in the Zymeworks Patent Rights (as defined in the Partner Agreement) under the Partner Agreement.
1 Personal Information – Contact Information.
2 Competitive Information – Discovery Information.
3 Competitive Information – Discovery Information.
4 Competitive Information – Discovery Information.
5 Competitive Information – Discovery Information.
6 Competitive Information – Discovery Information.
7 Competitive Information – Discovery Information.

Accordingly, for good and valuable consideration, the receipt of which is hereby acknowledged, Zymeworks and Partner hereby agree as follows:
1.Definitions. Capitalized terms used in this Letter Agreement, whether used in the singular or plural, shall have the meanings specified in this Section 1 or elsewhere in this Letter Agreement. Any capitalized terms not otherwise defined in this Letter Agreement shall have the meaning given thereto in the Partner Agreement.
a.“Affiliate” of a party means any entity controlling, controlled by or under common control with such Party only for so long as such control exists, and the term “control,” as used in this definition, means owning, directly or indirectly, fifty percent (50%) or more of the voting stock or shares of an entity or having otherwise the power to govern the management. With respect to […***…]8 the term “Affiliates” shall not include […***…]9 and its Affiliates. For the purpose of this Agreement, […***…]10 and its subsidiaries under its control shall not be deemed to be […***…]11 Affiliates.
b. “[…***…]12 Term” means the period commencing on […***…]13 and continuing in full force until expiration or abandonment of the last […***…]14 Valid Claim, unless otherwise earlier terminated under the […***…]15 Agreement.
c.“[…***…]16 Valid Claim” means any claim of a pending patent application, or an issued and unexpired patent within the Licensed Patents, (i) which has not lapsed, been revoked or abandoned or held unenforceable or invalid by a decision of a court or other competent governmental authority of competent jurisdiction, which decision is unappealable or un-appealed within the time allowed for appeal, and (ii) which has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination, disclaimer or otherwise. A claim within a pending patent application that has been pending issuance for more than […***…]17 years from the date of filing of the earliest patent application to which such pending patent application is entitled to claim priority shall not be a […***…]18 Valid Claim, unless and until it issues, in each case, in the applicable jurisdiction.
8 Competitive Information – Discovery Information.
9 Competitive Information – Discovery Information.
10 Competitive Information – Discovery Information.
11 Competitive Information – Discovery Information.
12 Competitive Information – Discovery Information.
13 Competitive Information – Discovery Information.
14 Competitive Information – Discovery Information.
15 Competitive Information – Discovery Information.
16 Competitive Information – Discovery Information.
17 Competitive Information – Commercially Sensitive Terms.
18 Competitive Information – Discovery Information.

d.“Field” means that portion of the following field of use that is included in the definition of the Field in the Partner Agreement: […***…]19.
e.“Licensed Patents” means the claims within the patents and applications listed on Exhibit A hereto and any patents and applications claiming priority thereto including but not limited to foreign counterparts, provisional applications, substitutions, continuations, continuations-in-part, divisional applications and renewals, all letters patent or certificates of invention granted thereon, reissues, re-examinations, term restorations, extensions thereof in any country, in each case that cover […***…]20. For clarity, the aforementioned claims, patents and applications shall exclude those that do not cover […***…]21.
f.“Sublicensed Product” means a Product (as defined in the Partner Agreement) containing […***…]22 and (ii) the research, development, manufacture, use, import, sale or otherwise exploitation of which, but for the license under the Zymeworks’ IP granted under the Partner Agreement together with the sublicense under the Licensed Patents granted under this Letter Agreement, would infringe the Zymeworks IP.
g.“Sublicensee” means, individually and collectively, Partner’s sublicensee(s) to which it grants a sublicense under the Licensed Patents in accordance with this Letter Agreement.
h.“Zymeworks’ IP” means the patents listed on Exhibit B hereto and any patents and applications claiming priority thereto, including but not limited to foreign counterparts, continuations, divisions, reissues and term extensions thereof.
2.Inclusion of Licensed Patents in the Partner Agreement.
a.Rights to Licensed Patents. Notwithstanding anything in the Partner Agreement to the contrary, the Licensed Patents will be included in the Zymeworks Patent Rights under the Partner Agreement, subject to the terms and conditions of this Letter Agreement. The sublicense under the Licensed Patents that is granted to Partner as a result of the foregoing inclusion of the Licensed Patents in the Zymeworks Patent Rights shall be limited to the License included in the Partner Agreement, and this Letter Agreement shall not expand the scope or term of such License, other than to include the Licensed Patents as set out in this Letter Agreement. Further, with respect to the Licensed Patents, the License under the Licensed Patents shall be limited to the right to research, develop, manufacture, use, import, sell and otherwise exploit Sublicensed Products in the Field within the Territory.
19 Competitive Information – Commercially Sensitive Terms.
20 Competitive Information – Discovery Information and Commercially Sensitive Terms.
21 Competitive Information – Discovery Information and Commercially Sensitive Terms.
22 Competitive Information – Discovery Information and Commercially Sensitive Terms.

b.Sublicensing Rights. Partner has the right to grant non-exclusive and non-transferable sublicenses (through multiple tiers), under the Licensed Patents only together with all or any portion of the Zymeworks’ IP to research, develop, manufacture, use, import, sell and otherwise exploit the Sublicensed Products in the Field within the Territory; provided that any such sublicense shall be consistent with and shall not exceed the scope or term of the License granted to Partner in the Partner Agreement. Each agreement pursuant to which Partners grants a sublicense under the Licensed Patents to a Sublicensee must (a) be subject to terms as necessary to enable Partner to comply with the applicable terms and conditions of this Letter Agreement, (b) be consistent with the terms and conditions of this Letter Agreement, (c) not in any way diminish, reduce or eliminate any of Partner’s obligations under this Letter Agreement, and (d) impose on such Sublicensee obligations corresponding to all applicable obligations under the terms of this Letter Agreement.
c.Non-Transferable. The sublicense granted to Partner under the Licensed Patents and each sublicense that Partner further grants thereunder shall be transferrable, solely if such transfer occurs (a) as a result of the merger, consolidation, or acquisition to which Partner (or the applicable Sublicensee) is a party, and (b) only together with and at the same time of the transfer of Partner’s (or such Sublicensee’s, as applicable) license under all or any portion of the Zymeworks IP included in Zymeworks Patent Rights granted pursuant to the Partner Agreement.
d.No Other Grant of Rights. For clarity, the license granted to Partner under the Licensed Patents shall exclude the license to research, develop, manufacture, use, import, sell and otherwise exploit any products (a) containing […***…]23, or (b) containing […***…]24 claimed in the Licensed Patents. Further, Partner shall not have any rights, including to receive information, with respect to the filings, prosecution, maintenance, enforcement or defense of the Licensed Patents.
3.Notification of Commercial Sublicenses. Partner shall provide Zymeworks with prompt (and in any event within […***…]25 of executing such sublicense) written notice of the name and an address of each further Sublicensee to which it grants a sublicense under the Licensed Patents (including through multiple tiers) that includes the right to sell or otherwise commercially exploit any Sublicensed Product in the Field within the Territory.
4.Notification of New Products. During the […***…]26 Term, Partner shall provide Zymeworks with a written notice containing the INN or USAN for each Sublicensed Product of Partner, its Affiliate, and Sublicensee promptly after the relevant INN or USAN for such Sublicensed Product is provided, whichever is provided earlier.
23 Competitive Information – Commercially Sensitive Terms.
24 Competitive Information – Commercially Sensitive Terms.
25 Competitive Information – Commercially Sensitive Terms.
26 Competitive Information – Discovery Information.

5.Termination for Patent Challenges. Notwithstanding anything in the Partner Agreement to the contrary, during the […***…]27 Term, Partner shall not and shall cause its Sublicensees not to challenge the validity of any of the Licensed Patents in any manner including without limitation, by initiating procedures at competent government agencies, including without limitation, inter partes review (IPR) and post-grant review (PGR) as well as declaratory judgements, provided that Partner or Sublicensees may bring such a challenge as a defense to a claim by […***…]28 or its Affiliate that Partner or such Sublicensee is infringing the Licensed Patents).
6.Term; Termination. If Partner, or its Sublicensee, breaches Section 5, then Zymeworks, at its discretion, may give notice to Partner that Zymeworks will terminate this Letter Agreement, and any and all licenses and rights under the Licensed Patents under the Partner Agreement, unless such challenge or assertion is withdrawn, abandoned, or terminated (as appropriate) within twenty (20) days from the date of such notice. In the event that Partner or the relevant Sublicensee does not withdraw, abandon or terminate (as appropriate) such challenge or assertion within such twenty (20)-day period, Zymeworks may terminate this Letter Agreement and all licenses and rights granted to Partner under the Licensed Patents (and all sublicenses thereunder). Further, any material breach (including without limitation, breach of Section 2, 3, or 4) of this Letter Agreement by Partner shall be a material breach of the Partner Agreement and, without limiting any rights or remedies under the Partner Agreement, shall permit Zymeworks to terminate this Letter Agreement and exclude the Licensed Patents from the Zymeworks Patent Rights upon forty-five (45) days prior written notice to Partner, if such breach is not cured during such notice period. This Letter Agreement shall expire upon the expiration of the […***…]29 Term.
7.Effect of Expiration or Termination of the […***…]30 Agreement or the Partner Agreement. The expiration or termination of the […***…]31 Agreement or the Partner Agreement shall automatically terminate this Letter Agreement and any sublicenses or rights granted to Partner under the Licensed Patents hereunder or thereunder.
8.Miscellaneous. The Partner Agreement shall remain in full force and effect as amended and clarified by this Letter Agreement. In the event of a conflict between the Partner Agreement and this Letter Agreement, this Letter Agreement shall control; otherwise, this Letter Agreement, and Partner’s development, manufacture, and commercialization of Sublicensed Products, shall be subject to the terms and conditions of the Partner Agreement, including, without limitation, the indemnification, payment and reporting obligations set forth therein.

27 Competitive Information – Discovery Information.
28 Competitive Information – Discovery Information.
29 Competitive Information – Discovery Information.
30 Competitive Information – Discovery Information.
31 Competitive Information – Discovery Information.

If the foregoing is acceptable, please execute and return a signed copy of this Letter Agreement, whereupon the terms in this Letter Agreement will be effective as of the date of the last signature below.

Sincerely,

ZYMEWORKS INC.

By: /s/ Ali Tehrani
Name: Dr. Ali Tehrani
Title: CEO
Agreed to and acknowledged, this 7th day of October, 2020:

BEIGENE, LTD.

By: /s/ Scott A. Samuels
Name: Scott A. Samuels
Title: SVP, General Counsel

CC:

BeiGene, Ltd.
55 Cambridge Parkway, Suite 700W
Cambridge, MA 02142
Attn: Senior Vice President, General Counsel
[…***…]32

Wilson Sonsini Goodrich & Rosati
28 State Street, 37th Floor
Boston, MA 02109
Attn: Farah B. Gerdes, Esq.
[…***…]33

32 Personal Information – Contact Information.
33 Personal Information – Contact Information.

Exhibit A
Licensed Patents

[…***…]34

34 Competitive Information – Discovery Information and Commercially Sensitive Terms.

Exhibit B
Zymeworks’ IP

Patents
[…***…]35

35 Competitive Information – Discovery Information and Commercially Sensitive Terms.